SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Bill.com Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

090043100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 090043100	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IV, L.P. (“DCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,632,457 shares, except that DCM Investment Management IV, L.P. (“GP IV”), the general partner of DCM IV, and DCM International IV, Ltd. (“UGP IV”), the general partner of GP IV, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,632,457 shares, except that GP IV, the general partner of DCM IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,632,457
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 090043100	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IV, L.P. (“Aff IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
244,958 shares, except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
244,958 shares, except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	244,958
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 090043100	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IV, L.P. (“GP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,877,415 shares, of which 9,632,457 are directly owned by DCM IV and 244,958 are directly owned by Aff IV. GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,877,415 shares, of which 9,632,457 are directly owned by DCM IV and 244,958 are directly owned by Aff IV. GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,877,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 090043100	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,877,415 shares, of which 9,632,457 are directly owned by DCM IV and 244,958 are directly owned by Aff IV. UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole voting power with respect to such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,877,415 shares, of which 9,632,457 are directly owned by DCM IV and 244,958 are directly owned by Aff IV. UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to dispose of such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,877,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 090043100	13 G	Page 6 of 13

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		9,877,415 shares, of which 9,632,457 are directly owned by DCM IV and 244,958 are directly owned by Aff IV. Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		9,877,415 shares, of which 9,632,457 are directly owned by DCM IV and 244,958 are directly owned by Aff IV. Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,877,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 090043100	13 G	Page 7 of 13

ITEM 1(A).	NAME OF ISSUER Bill.com Holdings, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1810 Embarcadero Road

Palo Alto, CA 94303

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“Aff IV”), DCM Investment Management IV, L.P., a Cayman Islands exempted limited partnership (“GP IV”), and DCM International IV, Ltd., a Cayman Islands limited company (“UGP IV”), and K. David Chao (“Chao”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP IV, the general partner of DCM IV, and Aff IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV. UGP IV, the general partner of GP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV. Chao is the sole director of UGP IV and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

DCM IV, Aff IV and GP IV are Cayman Islands exempted limited partnerships. UGP IV is a Cayman Islands limited company. Chao is a Japanese citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER
Common Stock

CUSIP # 090043100

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 090043100	13 G	Page 8 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of DCM IV, Aff IV, and GP IV, and the memorandum and articles of association of UGP IV, the general and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable

CUSIP NO. 090043100	13 G	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2020
DCM IV, L.P.

	By:	DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner

	By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

	By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

DCM AFFILIATES FUND IV, L.P.

	By:	DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner

	By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

	By:	/s/ Matthew C. Bonner
Matthew C. Bonner Attorney in Fact

DCM INVESTMENT MANAGEMENT IV, L.P.

	By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

	By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

DCM INTERNATIONAL IV, LTD.

	By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

K. David Chao

	By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney in Fact

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

Exhibit B: Power of Attorney	12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 5, 2020

DCM IV, L.P.

By:	DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner

By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-in-Fact

DCM AFFILIATES FUND IV, L.P.

By:	DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner

By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-in-Fact

DCM INVESTMENT MANAGEMENT IV, L.P.

By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-in-Fact

DCM INTERNATIONAL IV, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-in-Fact

K. David Chao

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-in-Fact

exhibit B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Matthew C. Bonner his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)       execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

[Signatures on the Following Page.]

CUSIP NO. 090043100	13 G	Page 9 of 13

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 1st day of December, 2019.

DCM INTERNATIONAL IV, LTD.			DCM IV, L.P.
Its General Partner
			By:	DCM INVESTMENT MANAGEMENT IV, L.P.
By:	/s/ K. David Chao		Its General Partner
	Name:	K. David Chao
	Title:	Director	By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

			By:	/s/ K. David Chao
				Name:	K. David Chao
				Title:	Director

DCM INVESTMENT MANAGEMENT IV, L.P.			DCM AFFILIATES FUND IV, L.P.
Its General Partner
			By:	DCM INVESTMENT MANAGEMENT IV, L.P.
By:	DCM INTERNATIONAL IV, LTD.		Its General Partner
Its General Partner
			By:	DCM INTERNATIONAL IV, LTD.
By:	/s/ K. David Chao		Its General Partner
	Name:	K. David Chao
	Title:	Director	By:	/s/ K. David Chao
				Name:	K. David Chao
				Title:	Director

/s/ K. David Chao
K. David Chao